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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                Mar Ventures Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    55261N107
                                 (CUSIP Number)


        Timothy J. Alvino, Dewey Ballantine, 1301 Avenue of the Americas,
                     New York, NY 10019-6092, 212-259-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.      5526N107
-------------------------------------------------------------------------------

------  ------------------------------------------------------------------------
 1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gail D. Forster
                 ###-##-####
------  ------------------------------------------------------------------------
 2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                      (b) / /
            Not Applicable
------  ------------------------------------------------------------------------
 3
        SEC USE ONLY

------  ------------------------------------------------------------------------
 4
        SOURCE OF FUNDS*

                 PF
------  ------------------------------------------------------------------------
 5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

------  ------------------------------------------------------------------------
 6
        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
------  ------------------------------------------------------------------------
                             7
                                    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH               501,600
REPORTING
PERSON WITH
                           --------  -------------------------------------------
                              8
                                     SHARED VOTING POWER

                                         None
                           --------  -------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER


                                         501,600
                           --------  -------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                         None
------  ------------------------------------------------------------------------
 11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             501,600
------  ------------------------------------------------------------------------
 12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /

             Not Applicable
------  ------------------------------------------------------------------------
 13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
------  ------------------------------------------------------------------------
 14
         TYPE OF REPORTING PERSON*

             IN
------  ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Mar Ventures Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 17337 Ventura Boulevard, Encino, California 91316.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The following information is provided for the Reporting Person:

                  (a) Name: Gail D. Forster

                  (b) Business address: 6702 12th Avenue West, Bradenton, Florida 34209.

                  (c) Present principal occupation and related information:
         Private investor

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a United States citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to (a) a subscription agreement between the Issuer and the Reporting Person dated May 29, 1997, whereby the Reporting Person acquired 228,000 units, each consisting of (i) one share of Common Stock of the Company, (ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $57,000 and (b) a subscription agreement between the Issuer and the Reporting Person dated July 25, 1997, whereby the Reporting Person acquired 22,800 units, each consisting of (i) one share of Common Stock of the Company, (ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $17,100.
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ITEM 4.                    PURPOSE OF TRANSACTION.

                           The Reporting Person holds the Common Stock for the
purpose of investment, constituting a portion of her securities portfolio. The Reporting Person intends to reexamine her investment in the Issuer from time to time and, depending on market conditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as she considers advisable.

                           Subject to the foregoing, the Reporting Person does
not have any present plans or proposals which relate to or would result in:

                           (a) The acquisition by any person of additional
securities of the Issuer, or the disposition of securities of the Issuer;

                           (b) An extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                           (c) A sale or transfer of a material amount of assets
of the Issuer or any of its subsidiaries;

                           (d) Any change in the present board of directors or
management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

                           (e) Any material change in the present capitalization
or dividend policy of the Issuer;

                           (f) Any other material change in the Issuer's
business or corporate structure;

                           (g) Changes in the Issuer's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                           (h) Causing a class of securities of the Issuer to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                           (i) A class of equity securities of the Issuer
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                           (j) Any action similar to any of those enumerated
above.

ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER.

                           (a) The Reporting Person beneficially owns 250,800
shares of Common Stock, 250,800 warrants to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and 250,800 warrants to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share). If the
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Reporting Person were to exercise all of his warrants to purchase Common Stock, she would own approximately 5.3% of the issued and outstanding shares of Common Stock, based on information provided by the Issuer to the Reporting Person that the Issuer presently has 9,154,804 shares of Common Stock issued and outstanding.

                           (b) The Reporting Person currently has the sole power
to vote or direct the vote and to dispose or direct the disposition of 250,800 shares of the Common Stock referred to in paragraph (a). If the Reporting Person were to exercise all of her warrants to purchase Common Stock, she would have the sole power to vote or direct the vote and to dispose or direct the disposition of 501,600 shares of Common Stock.

                           (c) On May 29, 1997, the Reporting Person acquired
228,000 units, each consisting of (i) one share of Common Stock of the Company,
(ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $57,000.

                           On July 25, 1997, the Reporting Person acquired
22,800 units, each consisting of (i) one share of Common Stock of the Company,
(ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $17,100.

                           Other than such acquisitions, the Reporting Person
has not effected any transactions in the Common Stock during the past sixty days.

                           (d) No other person is known to have the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person.

                           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                            Except as described herein, there are no contracts,
arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                     MATERIAL TO BE FILED AS EXHIBITS

                            Not applicable.
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                                    SIGNATURE

                             After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 27, 1997



                                                  /s/ Gail D. Forster
                                                  ----------------------------
                                                     Gail D. Forster